Exhibit 99.1

The Scotts Miracle-Gro Company	NEWS
ScottsMiracle-Gro Announces Plan to Return $750 Million to Shareholders Through Special Cash
Dividend and Share Repurchase
•	Plans reflect efficient financial structure and confidence in strong long-term growth

•	Company plans to commence “Dutch auction” tender offer to repurchase up to $250 million in shares

•	Balance of the $750 million to be paid as a special one-time dividend

•	Company expects 2007 earnings to grow 11 to 13% on pro forma basis
NEW YORK (December 12, 2006) – The Scotts Miracle-Gro Company (NYSE: SMG), the world’s leading marketer of branded consumer lawn and garden products, today announced plans to recapitalize its balance sheet and return $750 million to shareholders. The Company said it intends to repurchase up to $250 million of its own shares through a “Dutch auction” tender offer that will likely commence in January. Subject to final approval from the Board of Directors, the balance of the program will be paid in the form of a special one-time cash dividend.
The plans require the recapitalization of the Company’s balance sheet and include completion of a new credit facility of $2.1 billion. The facility is being underwritten by JP Morgan, Bank of America and Citigroup. As part of the plan, ScottsMiracle-Gro will launch a tender offer to repurchase its existing $200 million of 6.625% senior subordinated notes.
The entire effort is expected to be complete by March 31, 2007.
“As an outcome of our strategic planning process, it has become clear that our best opportunity to continue enhancing shareholder value is to remain focused on our core North American business and build on our momentum with Scotts LawnService,” Jim Hagedorn, chairman and chief executive officer, said during the Company’s Annual Analyst Day meeting in New York. “Given our confidence in the continued growth of the Company, the non-cyclical nature of our business and our strong and consistent free cash flow, we believe a capital structure that includes a moderately higher level of debt is appropriate.
“With a disciplined focus on our existing portfolio – and with no significant and transformational attractive acquisitions on the horizon – we believe we can make better use of the current interest rate environment,” Hagdorn said. “We also can use our financial flexibility to allow our shareholders to benefit from the current tax environment.”
The Company said it expects sales growth of 8 to 10 percent in fiscal 2007, operating income growth of 8 to 10 percent and net income growth of 11 to 13 percent on a pro forma basis.

Free cash flow – defined as operating cash flow less capital expenditures – is expected to exceed $165 million for the year.
The Company also outlined financial goals for the balance of the strategic planning period ending in 2011 that include annual sales growth of 5 to 7 percent, annual net income growth of 10 to 15 percent and annual improvements in return on invested capital (ROIC) of 30 to 50 basis points.
“Given our strong financial track record and our confidence in the positive outcome of our strategic planning process, this is the right time to pursue a more efficient capital structure,” said Dave Evans, chief financial officer. “By comfortably increasing debt levels, we will reduce our total cost of capital and simultaneously improve our return on capital. As a result, we will further increase the economic value we are creating, which is what all shareholders should expect.
“We have concluded that a leverage ratio of 3.5 to 4.5 can be comfortably funded with our projected cash flow,” Evans continued. “We will still have the financial flexibility to continue to fund our growth initiatives and service our debt while also providing an adequate ‘cushion’ for unforeseen contingencies.”
The Company expects to use its free cash flow to repay debt, resulting in improved net income growth through year-to-year savings in interest expense and a return of leverage ratios back to current levels by 2011. However, he said the Company has not ruled out using cash flow in future years on potential programs – such as a more aggressive quarterly dividend policy – that would return more cash to shareholders.
ScottsMiracle-Gro said it will announce specific plans and expected timing of each event related to the financial strategy beginning in January.
IMPORTANT NOTICE : This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any of the Company’s common shares. ScottsMiracle-Gro has not yet commenced the tender offer described herein. On the commencement date of the tender offer, an offer to purchase, a letter of transmittal and related documents will be filed with the Securities and Exchange Commission, will be mailed to shareholders of record and will also be made available for distribution to beneficial owners of common shares. The solicitation of offers to buy the Company’s common shares will only be made pursuant to the offer to purchase, the letter of transmittal and related documents. When they are available, shareholders should read those materials carefully because they will contain important information, including the various terms of, and conditions to, the tender offer. When they are available, shareholders will be able to obtain the offer to purchase, the letter of transmittal and related documents without charge from the Securities and Exchange Commission’s Website at www.sec.gov or from the information agent that we select. Shareholders are urged to read carefully those materials when they become available prior to making any decisions with respect to the tender offer.
About ScottsMiracle-Gro
With $2.7 billion in worldwide sales and more than 6,000 associates, The Scotts Miracle-Gro Company, through its wholly-owned subsidiary, The Scotts Company LLC, is the world’s largest marketer of branded consumer products for lawn and garden care, with products for professional horticulture as well. The Company’s brands are the most recognized in the industry. In the U.S., the Company’s Scotts®,

Miracle-Gro® and Ortho® brands are market-leading in their categories, as is the consumer Roundup® brand, which is marketed in North America and most of Europe exclusively by Scotts and owned by Monsanto. The Company also owns Smith & Hawken, a leading brand of garden-inspired products that includes pottery, watering equipment, gardening tools, outdoor furniture and live goods. In Europe, the Company’s brands include Weedol®, Pathclear®, Evergreen®, Levington®, Miracle-Gro®, KB®, Fertiligene® and Substral®. For additional information, visit us at www.scotts.com.
Statement under the Private Securities Litigation Act of 1995: Certain of the statements contained in this press release, including, but not limited to, information regarding the future economic performance and financial condition of the company, the plans and objectives of the company’s management, and the company’s assumptions regarding such performance and plans are forward looking in nature. Actual results could differ materially from the forward-looking information in this release, due to a variety of factors, including, but not limited to:
•	Adverse weather conditions could adversely affect our sales and financial results;

•	Our historical seasonality could impair our ability to pay obligations as they come due and operating expenses;

•	Our substantial indebtedness could adversely affect our financial health;

•	Public perceptions regarding the safety of our products could adversely affect us;

•	The loss of one or more of our top customers could adversely affect our financial results because of the concentration of our sales to a small number of retail customers;

•	The expiration of certain patents could substantially increase our competition in the United States;

•	Compliance with environmental and other public health regulations could increase our cost of doing business; and

•	Our significant international operations make us more susceptible to fluctuations in currency exchange rates and to the costs of international regulation.
Additional detailed information concerning a number of the important factors that could cause actual results to differ materially from the forward looking information contained in this release is readily available in the Company’s publicly filed quarterly, annual and other reports.
Contact:
Jim King, Vice President Investor Relations & Corporate Communications of Scotts Miracle-Gro Company,
+1-937-578-5622
Web site: http//www.scotts.com

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